Triton Distribution Systems, Inc.
One Harbor Drive, Suite 300
Sausalito, California 94965
(415) 339-4600

January 29, 2007

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. - Room 3112
Washington, D.C. 20549-0405
Attn: Sara D. Kalin

RE:	Trition Distribution Systems, Inc. — Form SB 2
File Number 333-138293

Dear Ms. Kalin:

On behalf of Triton Distribution Systems, Inc. (the “Company”), we herewith request acceleration of the effective date of the offering to January 31, 2007 at 12:00 PM Eastern Standard Time, or as soon as practicable thereafter.

We acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	We may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gregory Lykiardopoulos
Gregory Lykiardopoulos
Chief Executive Officer